

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 25, 2022

Yevgeny Fundler
Chief Legal Officer
Benson Hill, Inc.
1001 North Warson Rd
St. Louis, Missouri 63132

> **Re: Benson Hill, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 11, 2022**
> **File No. 333-264228**

Dear Mr. Fundler:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1. We note that there is no established public trading market for the 39 March 2022 Warrants and that you do not intend to apply to list the warrants on a national securities exchange or recognized trading system. Please revise your prospectus to disclose a fixed price at which the selling stockholders will offer and sell the warrants. See Item 501(b)(3) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Evan Ewing at 202-551-5920 or Sergio Chinos at 202-551-7844 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing